February 12, 2008

VIA EDGAR

Eduardo Aleman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BCD Semiconductor Manufacturing Limited

Dear Mr. Aleman:

The purpose of this letter is to confirm withdrawal of our prior acceleration request submitted on Thursday, February 7. Due to market conditions, the company and its investment bankers have determined that they do not wish to accelerate effectiveness of the company’s registration statements on Forms F-1, F-6 and 8-A at this time. The company will notify you at such time, if any, as the company does wish to accelerate the effectiveness of such registration statements.

Thank you for your assistance throughout the review process.

Best regards,

/s/ TUNG-YI CHAN

Tung-Yi Chan

Chief Executive Officer

BCD Semiconductor Manufacturing Limited

cc:	Carmen Chang

Don Williams

Steve Bernard

Scott Anthony

    Wilson Sonsini Goodrich & Rosati, P.C.

John Crowley

    Davis Polk & Wardwell

Paul Thurston

Anna Wang

Jimmy S. Wu

    Deloitte & Touche